December 13, 2018

M. Ryan Kirkham, Esq.
General Counsel & Corporate Secretary
Peoples Bancorp Inc.
138 Putnam Street
Marietta, OH 47750

       Re: Peoples Bancorp Inc.
           Registration Statement on Form S-4
           Filed December 11, 2018
           File No. 333-228745

Dear Mr. Kirkham, Esq.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Gessert at 202-551-2326 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Financial
Services